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                                                                    EXHIBIT 27

                              THE LOEWEN GROUP INC.

                     1994 MANAGEMENT EQUITY INVESTMENT PLAN


                                   ARTICLE I.

                                     PURPOSE

          The purpose of the 1994 Management Equity Investment Plan of The Loewen Group Inc. (the "Company") is primarily to provide the Company's wholly owned U.S. subsidiary, Loewen Group International, Inc. ("LGII"), with a cost-effective financing program through the issuance of senior exchangeable debt and secondarily to provide an incentive opportunity for selected key employees of LGII's direct and indirect U.S. subsidiaries to participate in any long-term appreciation in the Company's shares, thereby enhancing incentives to work in the shareholders' best interests and encouraging such employees to focus on long-term returns for the Company.

          Under the Plan, a new issue of senior exchangeable debentures of LGII will be issued to a wholly owned special purpose subsidiary of LGII. The special purpose subsidiary, acting as the agent of LGII, will finance approximately 95% of the purchase price of the debentures through third-party financing, including without limitation the issuance of senior bank debt. The remaining purchase price of the debentures (approximately 5%) will be financed through the sale to certain key employees of LGII's direct and indirect U.S. subsidiaries of rights (and in some instances obligations) to purchase the debentures. The third-party debt will be guaranteed by the Company and LGII. Proceeds from the sale of debentures to key employees will be used to retire the third-party debt. The debentures will be exchangeable for a new series of convertible preferred shares of the Company which, in turn, will be convertible into common shares of the Company.


                                   ARTICLE II.

                                   DEFINITIONS

          As used herein, the following terms have the meanings set forth below unless the context clearly indicates to the contrary:

          (a)  "Board" means the Board of Directors of the Company.

          (b) "Committee" means a committee of two or more members of the Board who are not employees of the Company or any of its subsidiaries and who are appointed by the Board to administer the Plan.

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          (c)  "Common Shares" means the Common Shares, without par value, of the Company.

          (d)  "Company" means The Loewen Group Inc.

          (e) "Convertible Preferred Shares" means the Convertible First Preferred Shares, Series B, of the Company.

          (f) "Debentures" means the 1994 Exchangeable Floating Rate Debentures due [June 1, 2001] of LGII.

          (g) "Exchange Notice" means (i) an exercise and exchange notice pursuant to which a Participant exercises a right to purchase Debentures under an Investment Option Agreement and instructs that Debentures held on behalf of the Participant be exchanged for Convertible Preferred Shares or (ii) an exchange notice whereby a holder of Debentures acquired under a Purchase Agreement instructs that such Debentures be exchanged, in whole or in part, for Convertible Preferred Shares.

          (h) "Funding Agent" means Loewen Management Investment Corporation, a wholly owned special purpose subsidiary of LGII.

          (i) "Investment Option Agreement" means an agreement pursuant to which an Option is issued to a Participant.

          (j) "Investment Option Amount" means $50 per $1,000 principal amount of the Debentures specified in the related Investment Option Agreement.

          (k) "LGII" means Loewen Group International Inc., a wholly owned U.S. subsidiary of the Company.

          (l) "Option" means the Participant's option to purchase the principal amount of Debentures specified in the related Investment Option Agreement.

          (m) "Participant" means any employee of any direct or indirect U.S. subsidiary of LGII designated as a "Participant" pursuant to Article V of this Plan.

          (n)  "Plan" means the 1994 Management Equity Investment Plan.

          (o) "Purchase Agreement" means the agreement of Funding Agent to sell, and of a Participant to purchase, the principal amount of Debentures specified therein. A Participant shall pay an amount equal to $50 per $1,000 principal amount of Debentures upon execution of the Purchase Agreement, and shall be obligated to deliver an additional amount equal to the Purchase Price of the Debentures on the date or dates specified in the Purchase Agreement upon which the purchase of Debentures thereunder is to occur.

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          (p)  "Purchase Price" means an amount equal to $950 per $1,000 principal amount of the Debentures purchased by a Participant upon the exercise of all or part of such Participant's Option or performance of all or part of any Purchase Agreement.


                                  ARTICLE III.

                        DEBENTURES, CONVERTIBLE PREFERRED
                  SHARES AND COMMON SHARES SUBJECT TO THE PLAN

          (a) The aggregate principal amount of Debentures which may be sold to Participants pursuant to the Plan is limited to $_____ million. In addition, the maximum aggregate principal amount of Debentures which may be sold to any single Participant pursuant to an Investment Option Agreement is limited to $______ million and the maximum aggregate principal amount of Debentures which may be sold to any single Participant pursuant to a Purchase Agreement is $___ million. The maximum number of Common Shares which may be issued under the Plan is limited to _____ shares.

          (b) At the same time that Debentures are sold to the Funding Agent, the Funding Agent and LGII will enter into an Investment Option Agreement and/or Purchase Agreement with each Participant.

          (c) The Company has initially reserved for issuance, upon exchange of the Debentures, an aggregate of _____ authorized Convertible Preferred Shares and has initially reserved for issuance, upon conversion of the Convertible Preferred Shares, an aggregate of _______ authorized Common Shares. The Company will provide the Participants with an acknowledgment of its agreement to issue Convertible Preferred Shares in exchange for Debentures.

          (d) The Common Shares to be delivered upon conversion of the Convertible Preferred Shares will be made available at the direction of the Committee either from authorized but unissued Common Shares or from previously issued Common Shares held by the Company in its treasury.


                                   ARTICLE IV.

                           ADMINISTRATION OF THE PLAN

          (a) The Plan will be administered by the Committee in its sole discretion. The Committee has and may exercise, in its sole discretion, such powers and authority of the Board as may, in the Committee's sole discretion, be necessary or appropriate for the Committee to carry out its functions as described in the Plan and/or in any document or documents authorized by the Board to be entered into by the Company in order to implement the Plan. The Committee is authorized to interpret the

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Plan and to determine, in its sole discretion, the forms and the terms and provisions of the respective Investment Option Agreements, Purchase Agreements, Debentures and Exchange Notices (including, without limitation, determining the period or periods of continuous employment of the Participant with LGII or any direct or indirect U.S. subsidiary of LGII necessary before the Option or installments thereof shall become exercisable). In addition, the Committee in its sole discretion, is authorized to make all other determinations and approve all other documents, instruments and forms necessary or advisable for Plan administration. It shall not be necessary that the forms and the terms and conditions of any of the aforesaid be identical with respect to each Participant, and the Committee shall have the power and authority to approve, in its sole discretion, changes in each of such documents, instruments and forms as they relate to any one or more Participants. The Committee, in its sole discretion, may accelerate the vesting and/or exercisability of all or a part of a Participant's Option prior to the Expiration Date. The Committee is also authorized, in its sole discretion, to prescribe, amend, and rescind rules and regulations relating to the Plan. Notwithstanding the foregoing, the Committee may not change the minimum exchange price with respect to the Debentures or the privileges and rights attached to the Convertible Preferred Shares, any such change requiring approval by the Board. All interpretations, determinations, and actions by the Committee will be final, conclusive and binding upon all parties.

          (b) the Committee, in its sole discretion, may authorize guarantees of third-party loans to Participants in connection with the acquisition of Options (but not Purchase Agreements) by such Participants on such terms as the Committee shall, in its sole discretion, determine.

          (c) Notwithstanding the foregoing provisions of this Article IV or any provision of this Plan to the contrary, any agreement to which LGII or Funding Agent is a party, any modification or amendment of any such agreement, and any action required to be taken by LGII or Funding Agent, shall be effective only pursuant to the authority of the Board of Directors of LGII of Funding Agent or pursuant to other valid corporate action of such corporation.

          (d) No member of the Board or the Committee will be liable for any action taken, any failure to act or any determination made by such member, the Board or the Committee with respect to the Plan, any Debenture or Convertible Preferred Shares or Common Shares or any Investment Option Agreement or Purchase Agreement executed pursuant to the Plan, except for bad faith or wilful misconduct.


                                   ARTICLE V.

                                   ELIGIBILITY

          The Committee shall in its sole discretion select the employees of LGII's direct and indirect U.S. subsidiaries who may participate in the Plan and determine the aggregate principal amount of Debentures which may be purchased by each Participant.

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Participants shall be selected from among the key employees of such subsidiaries taking into consideration position, performance, compensation level and such other factors as the Committee deems relevant. Each Investment Option Agreement and Purchase Agreement may include such terms and conditions not inconsistent with the Plan as the Committee may determine.


                                   ARTICLE VI.

                       TERMS AND CONDITIONS OF AGREEMENTS

          The terms and conditions of the Investment Option Agreements and Purchase Agreements shall be as set forth in the form approved by the Committee. The Investment Option Agreements and Purchase Agreements will be issued upon payment by the Participants of the amounts specified therein.


                                  ARTICLE VII.

                 TERMS AND CONDITIONS AND DELIVERY OF DEBENTURES

          The terms and conditions of the Debentures shall be approved by the Committee. Debentures will be sold to a Participant upon receipt of the relevant Exchange Notice and upon payment of the specified Purchase Price on the Debentures.


                                  ARTICLE VIII.

                            TERMS AND CONDITIONS AND
                    DELIVERY OF CONVERTIBLE PREFERRED SHARES

          The terms and conditions of the Convertible Preferred Shares are as set forth in the form of Special Rights and Restrictions Attached to the Convertible Preferred Shares on file at the office of the Company. Convertible Preferred Shares shall be issued to a Participant upon execution and delivery of the relevant Exchange Notice.


                                   ARTICLE IX.

                               GENERAL PROVISIONS

          (a) Nothing in the Plan or in any instrument executed pursuant to the Plan will (i) confer upon any Participant any right to continue in the employ of the Company or its subsidiaries or affect the right of the Company or its subsidiaries to terminate the employment of any Participant at any time with or without cause or

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(ii) affect the rights of a Participant under any employment contract or benefit plan of the Company or its subsidiaries. Neither the employment status nor the salary or compensation of an employee will be impaired by a decision by an employee not to participate in the Plan.

          (b) No Investment Option Agreement, Purchase Agreement, Debenture, Convertible Preferred Shares or Common Shares will be issued pursuant to this Plan unless and until all then applicable requirements imposed by U.S., Canadian, state and provincial securities and other laws, rules and regulations and by any regulatory agencies having jurisdiction, and by any stock exchanges upon which the Common Shares may be listed, have been fully met. As a condition precedent to the issuance of shares of Common Shares or Convertible Preferred Shares, as appropriate, pursuant to an Exchange Notice, the Company may require the Participant to take any reasonable action to meet such requirements. The Company shall not be obligated to undertake the registration or qualification of any Debentures, Common Shares or Convertible Preferred Shares under any applicable securities laws.

          (c) The Company or any of its direct and indirect U.S. subsidiaries may make such provisions as it deems appropriate to withhold any taxes that the Company or such subsidiary determines it is required to withhold in connection with any transaction contemplated by the Plan.

          (d) All references to dollars in this Plan shall be deemed to refer to U.S. dollars.


                                   ARTICLE X.

                                  FUNDING AGENT

          Funding Agent will act solely as agent on behalf of LGII with respect to the offer and sale of the Investment Option Agreements and Purchase Agreements and the third-party financing, including evidences of indebtedness issued for the purpose of financing, in part, the initial purchase of the Debentures and with respect to the acquisition, holding and transfer of Debentures pursuant to the Plan.


                                   ARTICLE XI.

                            AMENDMENT AND TERMINATION

          (a) The Board will have the power, in its sole discretion, to amend, suspend or terminate the Plan at any time.

          (b) No amendment, suspension or termination of the Plan will, without the consent of the Participant affected, impair or adversely affect any right of a

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Participant under outstanding Investment Option Agreements or Purchase
Agreements previously issued under the Plan; provided, however, that if the Plan is not approved by the shareholders of the Company pursuant to Article XII hereof, the rights of any Participant under an Investment Option Agreement or Purchase Agreement shall terminate and all amounts paid by such Participant in respect of such agreement shall be promptly refunded without interest.


                                  ARTICLE XII.

                   EFFECTIVE DATE OF PLAN AND DURATION OF PLAN

          This Plan will become effective upon adoption by the Committee, approval by The Toronto Stock Exchange and The Montreal Exchange and approval by a "disinterested shareholder vote" (in accordance with the requirements of The Toronto Stock Exchange and The Montreal Exchange) at a meeting of the shareholders of the Company. Unless previously terminated or extended, the Plan will terminate when no Debentures or Convertible Preferred Shares remain outstanding.

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